



SECURITI[illegible] ON

05040842

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 31901

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2004 (MM/DD/YY) AND ENDING DECEMBER 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CAREY FINANCIAL CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 ROCKEFELLER PLAZA
(No. and Street)

NEW YORK	NEW YORK	10020-1605
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CLAUDE FERNANDEZ — (212) 492-1100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPERS LLP
(Name – *if individual, state last, first, middle name*)

1177 AVENUE OF THE AMERICAS	NEW YORK	NEW YORK	10036
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 3 1 2005
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
MAR 0 1 2005
WASH. DC

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, STEPHEN H. HAMRICK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CAREY FINANCIAL CORPORATION, as of DECEMBER 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

JOYCE FUENTES
Notary Public, State of New York
No. 01FU6043736
Qualified in New York County
Commission Expires June 26, 2006

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) ~~Statement of Income (Loss).~~ Statement of Operations.
- [X] (d) ~~Statement of Changes in Financial Condition.~~ Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


PROCESSING
RECEIVED
SEC MAIL
MAR 01 2005
SECTION
185
WASH., D.C.

Carey Financial Corporation

Statement of Financial Condition
December 31, 2004



PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors and Shareholder of
Carey Financial Corporation:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Carey Financial Corporation at December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 25, 2005

Carey Financial Corporation
Statement of Financial Condition
December 31, 2004

Assets	
Cash and cash equivalents	$ 1,176,286
Prepaid taxes	230,379
Income tax refund receivable	156,136
Other assets	25,440
Total assets	$ 1,588,241
Liabilities and Shareholder's Equity	
Payable to affiliate	$ 2,503
Accrued expenses	77,148
Total liabilities	79,651
Commitments and contingencies	
Common stock, $1.00 par value; authorized, 10,000 shares; issued and outstanding, 1,000 shares	1,000
Additional paid-in capital	438,135
Retained earnings	1,069,455
Total shareholder's equity	1,508,590
Total liabilities and shareholder's equity	$ 1,588,241

The accompanying notes are an integral part of the financial statement.

1. Organization

Carey Financial Corporation (the "Company") was incorporated on May 1, 1984, under the laws of the State of Delaware. The Company is owned 100% by W.P. Carey & Co. LLC ("W.P. Carey"). The Company is registered as a broker-dealer with the Securities and Exchange Commission (the "Commission") and the National Association of Securities Dealers, Inc. The Company's primary business activity during 2004 was as the sales agent for Corporate Property Associates 16 Global Incorporated ("CPA®:16 Global"), a Maryland corporation affiliated with W.P. Carey.

2. Significant Accounting Policies

Basis of Presentation
The accompanying financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America.

Cash Equivalents
The Company considers all short-term, highly liquid investments that are both readily convertible to cash and have maturities of three months or less at the time of purchase to be cash equivalents. Cash equivalents at December 31, 2004 include $1,160,440 invested in one money market fund.

Income Recognition
Pursuant to its sales agency agreement with CPA®:16 Global, the Company did not receive commissions on the sale of shares of CPA®:16 Global.

A Selected dealer fee of up to two percent of the price of each share and selling commissions equal to $0.65 per share sold, may be due to Carey Financial, and reallowed to selected dealers for shares sold by the selected dealers. In practice, these fees are paid directly by the issuer to the selected dealers and, accordingly, are not reflected as revenues with an offsetting expense in these financial statements. In 2004, the total fees reallowed were $41,802,311.

Income Taxes
The Company files separate federal, state and local income tax returns. In certain jurisdictions, the Company is subject to minimum taxes based on capital.

Management's Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Regulatory Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital of the higher of $5,000 or 6-2/3% of its aggregate indebtedness, as defined. At December 31, 2004, the Company had net capital and excess net capital, as defined, of $1,073,426 and $1,068,116, respectively. The Company's net capital ratio ("aggregate indebtedness" to "net capital" as defined under the Rule) at December 31, 2004 was .07 to 1.

The Company is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934 under paragraph (k)(2)(i) as it does not maintain customer accounts, nor does it hold securities for customers.

4. Income Taxes

The current benefit for income taxes for the year ended December 31, 2004 is as follows:

	Federal	State and Local	Total
Tax provision	$ (330)	$ (6,447)	$ (6,777)
Refund to be claimed	96,014	60,122	156,136
Income tax benefit	$ 95,684	$ 53,675	$ 149,359

5. Related-Party Transactions

W.P. Carey has provided the Company with such administrative personnel, facilities and services as have been required in the normal conduct of the Company's business for the year ended December 31, 2004. A charge of $6,917 for such costs is included in general and administrative expenses and was determined based on an allocation of the total expenses incurred by the management subsidiary of W.P. Carey in proportion to the revenues earned by the Company and the management subsidiary. Also included in general and administrative expenses is $34,000 for interest expenses paid to a related party, Corporate Property Associates 15.

The Company is currently evaluating several options, including the potential addition of personnel and services to increase net operating income in the future. W.P. Carey has agreed to fund net operating losses of the Company as necessary to continue normal business operations.

6. Commitments and Contingencies

The Company is subject to various claims and periodic regulatory examinations arising from the normal course of business. In the opinion of management, the potential liability for such claims or examinations is not expected to have a material adverse effect upon the Company's financial condition or results of operations.

In March 2004, following an examination by the Commission's [Office of Compliance, Inspections and Examinations], the Company received a letter from the staff of the Commission alleging certain infractions by the Company of the Securities Act of 1933, the Securities Exchange act of 1934, the rules and regulations thereunder and those of the National Association of Securities Dealers, Inc. ("NASD"). The letter alleged that in connection with a public offering of shares of Corporate Property Associates 15 Incorporated ("CPA®:15"), the Company and several third-party broker dealers sold certain of those shares without an effective registration statement. Specifically, the staff alleged that the delivery of investor funds into escrow after completion of the first phase of the offering (the "Phase I Offering") in the fourth quarter of 2002, but before a registration statement with respect to the second phase of the offering (the "Phase II Offering") became effective in the first quarter of 2003, constituted sales of the shares in violation of Section 5 of the Securities Act of 1933. The letter also raised issues about whether actions taken in connection with the Phase II offering were adequately disclosed to investors in the Phase I Offering.

In the event the Commission pursues these allegations, or if affected CPA®: 15 investors bring a similar private action, CPA®:15 might be required to offer the affected investors the opportunity to receive a return of their investment. It cannot be determined at this time if, as a consequence of investor funds being returned by CPA®:15, the Company would be required to return to CPA®:15 the commissions paid by CPA®:15 on purchases actually rescinded. Further, as part of any action against the Company, the Commission could seek disgorgement of any such commissions or different or additional penalties or relief, including without limitation, injunctive relief and/or civil monetary penalties, irrespective of the outcome of any rescission offer. The Company cannot predict the potential effect such a rescission offer or Commission action may ultimately have on it. There can be no assurance that the effect, if any, would not be material.

In June 2004, the Division of Enforcement of the Commission ("Enforcement Staff") commenced an investigation into the Company's and W.P. Carey's compliance with the registration requirements of the Securities Act of 1933 in connection with the public offerings of shares of CPA®:15 during 2002 and 2003. In December 2004, the scope of the Enforcement Staff's inquiries broadened to include broker-dealer compensation arrangements in connection with CPA®:15 and other REITs managed by W.P. Carey, as well s the disclosure of such arrangements. At that time, W.P. Carey and the Company received a subpoena from the Enforcement Staff seeking documents relating to payments by W.P. Carey, the Company, and REITs managed by W.P. Carey to (or requests for payment received from) any broker-dealer, excluding selling commissions and selected dealer fees. W.P. Carey and the Company subsequently received additional subpoenas and requests for information from the Enforcement Staff seeking, among other things, information relating to any revenue sharing agreements or payments (defined to include any payment to a broker-dealer, excluding selling commissions and selected dealer fees) made by W.P. Carey, the Company or any W.P. Carey-managed REIT in connection with the distribution of W.P. Carey-managed REITs or the retention or maintenance of REIT assets. Other information sought by the Commission includes information concerning the accounting treatment and disclosure of any such payments, communications with third parties (including other REIT issuers) concerning revenue sharing, and documents concerning the calculation of underwriting compensation in connection with the REIT offerings under applicable NASD rules.

W.P. Carey and the Company are cooperating fully with this investigation and are in the process of providing information to the Enforcement Staff in response to the subpoenas and requests. Although no regulatory action has been initiated against W.P. Carey or the Company in connection with the matters being investigated, it is possible that the Commission may pursue an action against either of them in the future. The potential timing of any such action and the nature of the relief or remedies the Commission may seek cannot be predicted at this time. If such an action is brought, it could have a material adverse effect on the Company.